Filed by: Regional Health Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c), Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Regional Health Properties, Inc.

Commission File Number: 001-33135

On June 1, 2021, Regional Health Properties, Inc. issued the following press release.

Regional Health Properties, Inc. Announces Filing of Registration Statement for Proposed Exchange Offer

ATLANTA, GA, June 1, 2021 — Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHEpA) (“RHE” or the “Company”), a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term care, announced today that it has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to its proposed offer to exchange (the “Exchange Offer”) any and all of the outstanding shares of its 10.875% Series A Cumulative Redeemable Preferred Shares (the “Series A Preferred Stock”) for newly issued common stock of the Company, no par value (the “Common Stock”), and may file amendments thereto. In exchange for each share of Series A Preferred Stock properly tendered (and not validly withdrawn) in the Exchange Offer and accepted by the Company, participating holders of Series A Preferred Stock will receive 0.5 shares of Common Stock.

In connection with the Exchange Offer, the Company will also be soliciting proxies of the holders of the Series A Preferred Stock and holders of Common Stock to approve certain amendments to the Company’s Amended and Restated Articles of Incorporation and related matters (the “Proposals”). Consummation of the Exchange Offer is conditioned on the approval of the Proposals.

Neither the Exchange Offer nor the proxy solicitation has commenced. Holders of Series A Preferred Stock should not tender their shares of Series A Preferred Stock until the Exchange Offer has commenced. If the Company commences the Exchange Offer, the Exchange Offer will be made solely by the proxy statement/prospectus forming a part of the Registration Statement, the related letter of transmittal and certain other related materials, including the Company’s tender offer statement on Schedule TO, which the Company will file with the SEC. If the Company commences the Exchange Offer, it will file each of the documents referenced herein with the SEC, and, when available, investors may obtain a free copy of them from the SEC at its website, www.sec.gov. The Company will mail the proxy statement/prospectus and related materials to the holders of Series A Preferred Stock and holders of Common Stock who are eligible to participate in the Exchange Offer and entitled to vote on the Proposals, if and after the Registration Statement is declared effective.

The Registration Statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

About Regional Health Properties

Regional Health Properties, Inc. (NYSE American: RHE) (NYSE American: RHEpA) is the successor to AdCare Health Systems, Inc., and is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term healthcare through facility lease and sub-lease transactions.

RHE currently owns, leases, manages for third parties and operates, 24 facilities (12 of which are owned by RHE, eight of which are leased by RHE, three of which are managed by RHE for third parties and one of which is leased and operated by RHE). Effective January 1, 2021, the Company commenced operation of one previously subleased facility as a portfolio stabilization measure.

For more information, visit www.regionalhealthproperties.com.

Important Cautions Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “intends,” “believes,” “anticipates,” “plans,” “likely,” “will,” “seeks,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. Statements in this press release regarding future events and developments and our future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements.

Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those projected or contemplated by our forward-looking statements due to various factors, including, among others: our dependence on the operating success of our operators; the significant amount of, and our ability to service, our indebtedness; covenants in our debt agreements that may restrict our ability to make investments, incur additional indebtedness and refinance indebtedness on favorable terms; the availability and cost of capital; our ability to raise capital through equity and debt financings or through the sale of assets; the effect of increasing healthcare regulation and enforcement on our operators and the dependence of our operators on reimbursement from governmental and other third-party payors; the relatively illiquid nature of real estate investments; the impact of litigation and rising insurance costs on the business of our operators; the impact on us of litigation relating to our prior operation of our healthcare properties; the effect of our operators declaring bankruptcy, becoming insolvent or failing to pay rent as due; the ability of any of our operators in bankruptcy to reject unexpired lease obligations and to impede our ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations; our ability to find replacement operators and the impact of unforeseen costs in acquiring new properties; the impact of COVID-19 on our business and the business of our operators, including without limitation, the extent and duration of the COVID-19 pandemic, increased costs experienced by our operators in connection therewith, and the extent to which government support may be available to our operators to offset such costs and the conditions related thereto; and other factors discussed from time to time in our news releases, public statements and documents filed by us with the SEC from time to time, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by applicable law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Exchange Offer and Where to Find It

In connection with the proposed transaction, RHE filed with the SEC a registration statement on Form S-4 on June 1, 2021, that includes a preliminary proxy statement and that also constitutes a preliminary prospectus. RHE intends to file other relevant documents with the SEC regarding the proposed transaction, including the definitive proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed. This document is not a substitute for the preliminary proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of RHE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RHE AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement, preliminary proxy statement/prospectus and all other documents containing important information about RHE and the proposed transaction, once such documents are filed with the SEC, including the definitive proxy statement/prospectus if and when it becomes available, through the website maintained by the SEC at http://www.sec.gov.  The proxy statement/prospectus included in the Registration Statement and additional copies of the proxy statement/prospectus will be available for free from RHE.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2020 Annual Meeting of Shareholders, which was filed with the SEC on November 5, 2020, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on

March 29, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the preliminary proxy statement/prospectus, including any amendments thereto, as well as the definitive proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the registration statement, the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus, if and when it becomes available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.

Company Contacts	Investor Relations
Benjamin A. Waites	Brett Maas
Chief Financial Officer and Vice President	Managing Partner
Regional Health Properties, Inc.	Hayden IR
Tel (678) 368-4393	Tel (646) 536-7331
ben.waites@regionalhealthproperties.com	brett@haydenir.com

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